July 5Centaur Mutual Funds Trust

33 Whitehall Street, 11th Floor

New York NY 10004

July 5, 2023

FILED VIA EDGAR

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Response to Staff’s Comments on Form N-1A for Centaur Mutual Funds Trust (the “Trust”), on behalf of its series, the DCM/INNOVA High Equity Income Innovation Fund (the “DCM/INNOVA Fund”) and the Lebenthal Ultra Short Tax-Free Income Fund (the “Lebenthal Fund”, and together with the DCM/INNOVA Fund, each a “Fund”, and collectively, the “Funds”) (File Nos. No. 333-117597; 811-21606)

Ladies and Gentlemen:

Set forth below is a summary of oral comments provided by Ms. Rebecca Marquigny, Esq. of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), relating to the Trust’s Post-Effective Amendment No. 48, filed on May 4, 2023 (Accession No. 0001580642-23-002508). For your convenience, a summary of the Staff’s comments is set out below, and each comment is followed by the Trust’s response, in italics.

Prospectus:

Comment #1

Prospectus – DCM/INNOVA Fund. Credit Risk and Interest Rate Risk were removed as principal risks. If Real Estate Investment Trusts (“REITs”) are a part of the DCM/INNOVA Fund’s principal investment strategy, please describe how REITS are a part of the Fund’s principal investment strategy and add back Credit Risk and Interest Rate Risk as part of the Fund’s principal risk disclosure. Alternatively, if REITs are not a part of the DCM/INNOVA Fund’s principal investment strategy, please remove REITs from the Fund’s principal investment strategy.

Response to Comment #1:

After discussion with the Fund’s portfolio management, the Trust determined that investing in REITs is not a principal investment strategy of the DCM/INNOVA Fund. Accordingly, REITs will be removed from the Fund’s principal investment strategy disclosures in the prospectus, but retained in the Fund’s disclosure of its investments contained in the statement of additional information (“SAI”). The Fund will also remove “Real Estate Securities Risks” from its principal risk disclosures in the prospectus.

Comment #2

Prospectus – Lebenthal Fund. Auction Rate Securities are disclosed as a principal investment strategy on pages 12 and 23 and as a principal risk on pages 14 and 27 of the prospectus. Auction Rate Securities are also described at page 6 of the SAI. The Auction Rate Securities investment strategy disclosure and the associated risk disclosure do not appear to be consistent. Please review the Lebenthal Fund’s principal investment strategy and principal risk disclosure regarding the Fund’s use of Auction Rate Securities to ensure that the such disclosures are balanced and consistent.

Response to Comment #2

After discussion with the Fund’s portfolio management, the Trust determined that investing in Auction Rate Securities is not a principal investment strategy of the Lebenthal Fund. Accordingly, Auction Rate Securities will be removed from Fund’s primary investment strategy and principal disclosures in the prospectus, but retained in the Fund’s disclosure of its investments contained in the SAI.

Statement of Additional Information:

Comment #3

SAI – DCM/INNOVA Fund. Convertible Securities are referenced at pages 7 and 22 of the prospectus but there is no specific section in the SAI with amplified disclosure of the description or risks of Convertible Securities. Please consider adding additional disclosure regarding Convertible Securities for the DCM/INNOVA Fund in the SAI.

Response to Comment #3

The Trust has reviewed its Item 16 disclosure regarding Convertible Securities and will add the following Item 16 disclosure to the SAI:

Convertible Securities. Although the equity investments of the DCM/INNOVA Fund consist primarily of common and preferred stocks, the DCM/INNOVA Fund may buy securities convertible into common stock if, for example, the Advisor believes that a company’s convertible securities are undervalued in the market. Convertible securities eligible for purchase by the Fund include convertible bonds, convertible preferred stock, and warrants. A warrant is an instrument issued by a corporation which gives the holder the right to subscribe to a specific amount of the corporation’s capital stock at a set price for a specified period of time. Warrants do not represent ownership of the securities, but only the right to buy the securities. The prices of warrants do not necessarily move parallel to the prices of underlying securities. Warrants may be considered speculative in that they have no voting rights, pay no dividends, and have no rights with respect to the assets of a corporation issuing them. Warrant positions will not be used to increase the leverage of the DCM/INNOVA Fund; consequently, warrant positions are generally accompanied by cash positions equivalent to the required exercise amount. The DCM/INNOVA Fund’s ability to invest in warrants may be limited by the DCM/INNOVA Fund’s investment restrictions.

Comment #4

SAI – All Funds. Item 19 requires, among other things, disclosure of the total dollar amounts that the Funds paid to the adviser, if applicable, any credits that reduced the advisory fees paid, and any expense limitation provision. Each type of credit and offset is to be stated separately. The current disclosure is confusing. It is not clear if the disclosure is consistent with the Item 19 instructions. Please revise the Trust’s Item 19 disclosure. Consider using headings or some other writing convention to more clearly disclose the investment advisory fees, the contractual waivers and voluntary waivers.

Response to Comment #4

The Trust has reviewed the Staff’s comments and, while the Trust believes that the requisite information is disclosed in the current draft of the SAI, the Trust will revise its Item 19 disclosure as follows:

For its services, the DCM/INNOVA Fund pays the Advisor an advisory fee equal to an annualized rate of 0.75% of the average daily net assets of the Fund, calculated as of the last business day of each month and paid within 15 days thereafter. In addition, the Advisor and the DCM/INNOVA Fund have entered into an expense limitation agreement (“DCM/INNOVA Expense Limitation Agreement”) under which the Advisor has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the DCM/INNOVA Fund and assume other expenses of the DCM/INNOVA Fund through the period ending July 31, 2024., if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the DCM/INNOVA Fund’s business, dividend expenses on securities sold short, “acquired fund fees and expenses, and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) to not more than 1.50% of the average daily net assets of the DCM/INNOVA Fund for any fiscal year. The DCM/INNOVA Fund or the Advisor may terminate the DCM/INNOVA Expense Limitation Agreement at the end of the then-current term upon not less than 90-days’ notice to the Trust as set forth in the DCM/INNOVA Expense Limitation Agreement.

~~For the DCM/INNOVA Fund fiscal year ended October 31, 2022, the Advisor earned fees in the amount of $207,249, before advisory fee waivers and/or expense reimbursements of $107,460. For the DCM/INNOVA Fund fiscal year ended October 31, 2021, the Advisor earned fees in the amount of $39,555, before advisory fee waivers and/or expense reimbursements of $132,528. For the DCM/INNOVA Fund fiscal year ended October 31, 2020, the Advisor earned fees in the amount of $66,430, before advisory fee waivers and/or expense reimbursements of $165,000. For the DCM/INNOVA Fund’s fiscal period ending October 31, 2022, the Advisor owed fees in the amount of $54,718.~~

For its services, the Lebenthal Fund pays the Advisor an advisory fee equal to an annualized rate of 0.42% of the average daily net assets of the Lebenthal Fund, calculated as of the last business day of each month and paid within 15 days thereafter. In addition, the Advisor and the Lebenthal Fund have entered into an expense limitation agreement (the “Lebenthal Expense Limitation Agreement”) under which the Advisor has agreed to reduce the amount of the investment advisory fees to be paid to the Advisor by the Lebenthal Fund and assume other expenses of the Lebenthal Fund through the period ending July 31, 2024. if necessary, in an amount that limits “Total Annual Fund Operating Expenses” (exclusive of interest, taxes, brokerage commissions, other expenditures which are capitalized in accordance with generally accepted accounting principles, other extraordinary expenses not incurred in the ordinary course of the Lebenthal Fund’s business, dividend expenses on securities sold short, “acquired fund fees and expenses and amounts, if any, payable pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act) to not more than 0.49% of the average daily net assets of the of the Class A and Class I Shares for any fiscal year. The Lebenthal Fund or the Advisor may terminate the Lebenthal Expense Limitation Agreement at the end of the then-current term upon not less than 90-days’ notice to the Trust as set forth in the Lebenthal Expense Limitation Agreement. ~~For the Lebenthal Fund’s fiscal period ending October 31, 2022, the Advisor earned fees in the amount of $40,340, before contractual advisory fee waivers and/or expense reimbursements of $237,549. For the Lebenthal Fund’s fiscal period ending October 31, 2022, the Advisor owed fees in the amount of $33,289. For the Lebenthal Fund’s fiscal period ending October 31, 2021, the Advisor earned fees in the amount of $39,555, before advisory fee waivers and/or expense reimbursements of $132,528. For the Lebenthal Fund’s fiscal period ending October 31, 2020, the Advisor earned fees in the amount of $66,430, before advisory fee waivers and/or expense reimbursements of $165,000.~~ In addition to the ~~expense limitations previously noted~~ Lebenthal Expense Limitation Agreement, effective June 25, 2020, the Advisor has agreed to a voluntarily waiver of ten basis points (0.10%) of the Lebenthal Fund’s average daily net assets. Effective July 7, 2021, the Advisor has agreed to voluntarily waive an additional ten basis points (0.10%) of the Lebenthal Fund’s average daily net assets. Effective November 2, 2021, the Advisor has agreed to voluntarily waive an additional 5 basis points (0.05%) of the Lebenthal Fund’s average daily net assets. Effective January 12, 2022, the Advisor has agreed to voluntarily waive an additional three basis points (0.03%) of the Lebenthal Fund’s average daily net assets. The Advisor is not entitled to the reimbursement of any fees voluntarily waived or expenses reimbursed. ~~During the fiscal year ended October 31, 2022, the Advisor voluntarily waived fees of $26,308 for the Lebenthal Fund.~~

The table below provides the compensation paid to the Advisor by the Funds and advisory fee reductions and expense reimbursements made by the Adviser during the prior three fiscal years:

	DCM/Innova Fund			Lebenthal Fund
	2020	2021	2022	2020	2021	2022
Contractual Advisory Fees	$66,430	$39,555	$207,249	$132,528	$39,555	$40,340
Contractual Advisory Fees Waived by the Adviser	$(165,000)	$(132,528)	$(107,460)	$(151,575)	$(246,122)	$(237,549)
Voluntary Advisory Fees Waived by the Advisor[1]	$0	$0	$0	$(3,315)	$(12,445)	$(26,308)
Expenses Reimbursed by the Advisor[2]	$(165,000)	$(132,528)	$(107,460)	$(154,890)	$(258,567)	$(263,857)
Total Fees Paid (After Waivers) to Adviser	$(98,570)	$(15,217)	$99,789	$(128,123)	$(219,012)	$(223,517)
1.	Effective June 25, 2020, the Advisor has agreed to a voluntarily waiver of ten basis points (0.10%) of the Lebenthal Fund’s average daily net assets. Effective July 7, 2021, the Advisor has agreed to voluntarily waive an additional ten basis points (0.10%) of the Lebenthal Fund’s average daily net assets. Effective November 2, 2021, the Advisor has agreed to voluntarily waive an additional 5 basis points (0.05%) of the Lebenthal Fund’s average daily net assets. Effective January 12, 2022, the Advisor has agreed to voluntarily waive an additional three basis points (0.03%) of the Lebenthal Fund’s average daily net assets. The Advisor is not entitled to the reimbursement of any fees voluntarily waived or expenses reimbursed.
2.	Represents the expense amount Advisor agreed to reimburse to the Fund.

Comment #5

In connection with the disclosure required by Item 19(h)(3) (Other Service Providers) please supplementally provide information concerning the circumstances around the resignation of the Funds’ independent public accounting firm, including a timeline of events and the Board of Trustees’ response to the resignation.

Response to Comment #5

As discussed in conversation with the Staff on Monday, June 12, 2023 the subject disclosure has become stale as a result of the passage of time. At the time of the initial filing of the N-1A pursuant to Rule 485(a) the Funds’ previous independent public account firm (an “auditor”) BBD, LLP (“BBD”) had recently resigned as a result of its investment management practice group being acquired by Cohen & Company (“Cohen”) and the Board of Trustees of the Trust were in the process of selecting a replacement auditor. The Board of Trustees of the Trust eventually decided upon EisnerAmper LLP (“EisnerAmper”), which serves as the auditor for another series of the Trust. Please find a timeline of events and the updated disclosure to be included in the registration statement below:

Timeline

•	At an in-person meeting of the Committee of Independent Trustees of the Board of Trustees (the “Committee”) held on December 12, 2022, the Committee, comprised of all the disinterested Trustees of the issuer, approved the audit firm BBD to audit the financial statements of the DCM/INNOVA Fund and the Lebenthal Fund for the fiscal year ending October 31, 2023.
•	On February 2, 2023, it was announced that Cohen, an audit firm specializing in the audit of investment companies would acquire the investment management group of BBD (the

“Acquisition”). At that time it was expected that the Acquisition would close in March 2023. The Acquisition ultimately closed on March 6, 2023. As a result of the Acquisition, BBD no longer had the personnel or expertise to perform auditor services for mutual funds and ceased its mutual-fund-related operations.

•	At an in-person meeting of the Committee held on March 29, 2023, a partner of Cohen (who, until the Acquisition, had been the engagement partner for the Funds) submitted a copy to the Committee of a cessation letter addressed to the President of the Trust, dated March 13, 2023, informing the Committee and the President of the Trust that the client-auditor relationship between the Trust and BBD had ended as a result of the Acquisition.
•	Also at the meeting of the Committee on March 29, 2023, the Committee considered proposals from Cohen and EisnerAmper to become the replacement auditor for the Funds. At that time, EisnerAmper served as the auditor for the other fund within the Trust, the Copley Fund. The Committee determined it needed additional time to decide upon the replacement auditor and determined to consider the matter at a meeting of the Committee to be held on April 26, 2023.
•	At an in-person meeting of the Committee on April 26, 2023, the Committee approved EisnerAmper as the auditor to provide audit services to the DCM/INNOVA Fund and the Lebenthal Fund for the fiscal year ending October 31, 2023.

Revised Disclosure. The Trust will update the Item 19(h)(3) disclosure as follows:

“BBD, LLP (“BBD”), located at 1835 Market Street, Suite 310, Philadelphia, Pennsylvania 19103, served as the independent registered public accounting firm for the Funds and audited the financial statements of the Funds and assisted in the preparation of the Funds’ federal, state and excise tax returns for the Funds’ fiscal year ended October 31, 2022. As a result of the acquisition of the investment management group at BBD by the audit firm Cohen & Company, Ltd. (“Cohen”) on March 6, 2023, BBD resigned as the independent registered public accounting firm for the Funds. EisnerAmper LLP (“EisnerAmper”), located at 733 Third Ave. New York, NY 10017, was selected to serve as the independent registered public accounting firm for the Funds and to audit the financial statements of the Funds and assist in the preparation of the Funds’ federal, state and excise tax returns for the fiscal year ending October 31, 2023.”

Thank you for your comments. Please contact me at 513-346-4152 if you have any questions.

/s/ Paul F. Leone

Paul F. Leone

Secretary

Centaur Mutual Funds Trust

cc: Marc Rappaport at DCM Advisors, LLC

Thomas W. Steed III, Esq. at Kilpatrick Townsend & Stockton